SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated October 31, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated November 1, 2019, The Company informed that in accordance with the resolution of the Ordinary and Extraordinary General Assembly dated October 30, 2019 and the Board meeting dated October 31, 2019, it will be available to the shareholders as of November 14, 2019 (“Date of Provision”), a dividend in the amount of ARS 480,000,000, payable in shares of IRSA Propiedades Comerciales S.A., according to the price of the shares of that company as of October 29, 2019. The Company will pay the sum of 2,341,463 shares of IRSA Propiedades Comerciales S.A. at a ratio of 0.00404623926578 shares IRSA Propiedades Comerciales S.A. per IRSA share and 0.0404623926578 per IRSA ADR.

The Dividend will be charged to the fiscal year ended June 30, 2019, and it will be paid to all shareholders that have such quality as of November 13, 2019 according to the record kept by Caja de Valores S.A.

Additionally, it is reported that in order to harmonize the payment of the dividend in the local market and in the foreign market, the Board of Directors has decided that the dividend will be made available to the Shareholders on November 14, 2019.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: November 1, 2019